CSM

CSM nv
Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

Subject CSM nv, (SEC File No. 82-34886)

Date June 4, 2007

SUPPL

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following document:

- Press release June 1, 2007: CSM sells part of its bakery operations in France

The foregoing document represents information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

M. Mantel-Wel

Mariëtte Mantel
CSM nv

dw 6/26

Enclosure(s)

CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

Press Release

CSM SELLS PART OF ITS BAKERY OPERATIONS IN FRANCE

Diemen, the Netherlands, 01 June 2007 – CSM announces that it has reached agreement with Neuhauser on the sale of the frozen bread operations of its subsidiary Délices de la Tour (DLT) in Maubeuge, France.

CSM expects to effectuate the transaction in the short term. The selling price excluding inventories amounts to EUR 7.7 million, more or less equalling bookvalue. Sales amount to approximately EUR 15 million. All dedicated staff (around 93) will be transferred to the new owner. Neuhauser is a leading French producer of, amongst others, frozen bakery products (total sales of around EUR 250 million).

This transaction follows the sale of the viennoiserie operations of DLT in Le Mans earlier this year.

For more information, please contact:
Press: Corporate Communications: tel. +31 (0)20 5906216
Analysts: Ian Blackford, Investor Relations Manager: tel. +31 (0)20 5906317 / cell phone +44 (0)7767 227506

Background Information
CSM is a global producer and distributor of bakery products and food ingredients. CSM's main product groups are bakery ingredients and products, lactic acid, and lactic acid derivatives. With these activities CSM generates annual sales of EUR 2.4 billion; it has a workforce of around 8,200. CSM operates in Europe, North America, Brazil, and Asia. For more information: www.csm.nl

END